Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Unaudited Second Quarter 2016 Earnings and Declares Quarterly Dividend

Macau, Thursday, August 4, 2016 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the second quarter of 2016.

Net revenue for the second quarter of 2016 was US$1,070.4 million, representing an increase of approximately 17% from US$916.8 million for the comparable period in 2015. The increase in net revenue was primarily attributable to the net revenue generated by Studio City, which started operations in October 2015, and the increase in casino revenues at City of Dreams Manila, partially offset by lower casino revenues at City of Dreams and Altira Macau.

On a U.S. GAAP basis, operating income for the second quarter of 2016 was US$72.4 million, compared with operating income of US$22.0 million in the second quarter of 2015, representing an increase of 230%.

Adjusted property EBITDA(1) was US$245.3 million for the second quarter of 2016, as compared to Adjusted property EBITDA of US$204.9 million in the second quarter of 2015, representing an increase of 20%. The 20% year-over-year improvement in Adjusted property EBITDA was mainly attributable to the contribution from newly-opened Studio City and fully-operating City of Dreams Manila.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the second quarter of 2016 was US$30.8 million, or US$0.06 per ADS, compared with net income attributable to Melco Crown Entertainment of US$24.3 million, or US$0.05 per ADS, in the second quarter of 2015. The net loss attributable to noncontrolling interests during the second quarter of 2016 of US$28.8 million was related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “We delivered a 20% year-over-year increase in Adjusted property EBITDA during the second quarter of 2016 as a result of our commitment to controlling costs and increased exposure to the higher margin mass market segment in Macau, together with a strong performance at our integrated resort in Manila.”

“Studio City, our second integrated resort in Cotai, Macau, which opened in late 2015, is still in its ramp-up phase and positioned for further increased revenues and profitability in the future as the property builds a strong customer database through its unique entertainment offerings which attract an increasingly Cotai-based mass market customer.

“Macau continues to face challenges in gaming demand. However, we believe that revenue trends, particularly in the mass market segments, will improve as Macau further evolves in to a multi-faceted, mass market-focused destination, deserving the accolade of being the most exciting gaming and entertainment destination in Asia.

“Our Company is well positioned to cater to these evolving trends in Macau, with a unique array of non-gaming, mass market-focused amenities across multiple properties that provide an ideal platform to deliver a compelling lodging, entertainment and retail offering to our customers.

“In Manila, City of Dreams delivered impressive improvements in all gaming segments which, together with a strong focus on managing reinvestment costs and other operating expenses, resulted in an increase in Adjusted property EBITDA of approximately 190% on a year-over-year basis. City of Dreams Manila provides us with a strong and diversified earnings stream to complement our operations in Macau.

“We believe that the Philippines gaming market will continue to show robust growth as the country’s economy rapidly expands, infrastructure continues to improve and the Government retains its strong commitment to supporting domestic and international tourism.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2016, net revenue at City of Dreams was US$629.9 million compared to US$654.2 million in the second quarter of 2015. City of Dreams generated Adjusted EBITDA of US$177.7 million in the second quarter of 2016, broadly flat as compared to US$179.0 million in the comparable period of 2015.

Rolling chip volume totaled US$9.9 billion for the second quarter of 2016 versus US$11.1 billion in the second quarter of 2015. The rolling chip win rate was 3.0% in the second quarter of 2016 versus 2.7% in the second quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop decreased to US$1,027.7 million compared with US$1,198.8 million in the second quarter of 2015. The mass market table games hold percentage was 35.7% in the second quarter of 2016 compared to 32.4% in the second quarter of 2015.

Gaming machine handle for the second quarter of 2016 was US$1,003.5 million, compared with US$1,116.7 million in the second quarter of 2015. The gaming machine win rate was 3.2% in the second quarter of 2016 versus 4.1% in the second quarter of 2015.

Total non-gaming revenue at City of Dreams in the second quarter of 2016 was US$62.8 million, compared with US$63.8 million in the second quarter of 2015.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2016, net revenue at Altira Macau was US$98.7 million compared to US$143.9 million in the second quarter of 2015. Altira Macau generated Adjusted EBITDA of US$1.7 million in the second quarter of 2016 compared with Adjusted EBITDA of US$6.5 million in the second quarter of 2015. The year-over-year decrease in Adjusted EBITDA was primarily a result of lower rolling chip revenues.

Rolling chip volume totaled US$4.2 billion in the second quarter of 2016 versus US$6.5 billion in the second quarter of 2015. The rolling chip win rate was 2.7% in both quarters ended June 30, 2016 and 2015. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$124.2 million in the second quarter of 2016, a decrease from US$166.7 million generated in the comparable period in 2015. The mass market table games hold percentage was 18.5% in the second quarter of 2016 compared with 15.9% in the second quarter of 2015.

Gaming machine handle for the second quarter of 2016 was US$7.3 million, compared with US$7.7 million in the second quarter of 2015. The gaming machine win rate was 6.5% in the second quarter of 2016 versus 5.9% in the second quarter of 2015.

Total non-gaming revenue at Altira Macau in the second quarter of 2016 was US$6.8 million compared with US$8.2 million in the second quarter of 2015.

Mocha Clubs Second Quarter Results

Net revenue from Mocha Clubs totaled US$28.0 million in the second quarter of 2016 as compared to US$33.2 million in the second quarter of 2015. Mocha Clubs generated US$4.8 million of Adjusted EBITDA in the second quarter of 2016 compared with US$7.1 million in the same period in 2015.

Gaming machine handle for the second quarter of 2016 was US$595.8 million, compared with US$720.6 million in the second quarter of 2015. The gaming machine win rate was 4.6% in the second quarter of 2016 versus 4.5% in the second quarter of 2015.

Studio City Second Quarter Results

Studio City started operations on October 27, 2015. For the quarter ended June 30, 2016, net revenue at Studio City was US$183.8 million. Studio City generated Adjusted EBITDA of US$24.6 million in the second quarter of 2016. This Adjusted EBITDA for Studio City operations is different from “Consolidated EBITDA” as defined in the US$1.4 billion Studio City senior secured facility agreement (“Studio City Loan Agreement”) for financial covenant testing purposes. For the first quarter of 2016, the Adjusted EBITDA for Studio City operations was US$22.1 million and the Consolidated EBITDA (as defined the Studio City loan agreement) was US$18.0 million.

The Studio City Loan Agreement requires compliance with various minimum financial condition requirements, all of which are based on the Consolidated EBITDA or Cashflow (both as defined in the Studio City Loan Agreement). The first period for which compliance with these minimum financial conditions will be tested is the twelve-month period ending on March 31, 2017. In order for Studio City Company Limited, the borrower under the Studio City Loan Agreement, to meet such financial condition requirements for the twelve-month period ending on March 31, 2017, the ramp-up of Studio City operations must be significantly accelerated by March 31, 2017. The Company is not a guarantor under the Studio City Loan Agreement or the 8.50% senior notes due 2020 issued by Studio City Finance Limited.

Mass market table games drop was US$592.2 million and the mass market table games hold percentage was 22.8% in the second quarter of 2016.

Gaming machine handle was US$485.3 million and the gaming machine win rate was 3.6% in the second quarter of 2016.

Total non-gaming revenue at Studio City in the second quarter of 2016 was US$51.1 million.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2016, net revenue at City of Dreams Manila was US$120.2 million compared to US$75.0 million in the second quarter of 2015. City of Dreams Manila generated Adjusted EBITDA of US$36.5 million in the second quarter of 2016 compared to US$12.6 million in the comparable period of 2015. The year-over-year improvement in Adjusted EBITDA was primarily a result of increased casino revenues, including from the junket operations which began in the middle of 2015.

Rolling chip volume totaled US$1.7 billion for the second quarter of 2016 versus US$495.8 million in the second quarter of 2015. The rolling chip win rate was 3.4% in the second quarter of 2016 versus 2.4% in the second quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$134.3 million compared with US$116.6 million in the second quarter of 2015. The mass market table games hold percentage was 29.9% in the second quarter of 2016 compared to 25.4% in the second quarter of 2015.

Gaming machine handle for the second quarter of 2016 was US$515.4 million, compared with US$465.1 million in the second quarter of 2015. The gaming machine win rate was 5.8% in the second quarter of 2016 versus 6.1% in the second quarter of 2015.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2016 was US$26.2 million, compared with US$28.6 million in the second quarter of 2015.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2016 were US$69.0 million, which mainly included interest expenses, net of capitalized interest, of US$58.5 million and US$14.1 million of other finance costs. We recorded US$4.3 million of capitalized interest during the second quarter of 2016, primarily relating to the development of the fifth hotel tower at City of Dreams.

The year-on-year increase of US$41.1 million in net non-operating expenses was primarily due to lower capitalized interest in the current quarter.

Depreciation and amortization costs of US$137.7 million were recorded in the second quarter of 2016, of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of June 30, 2016 totaled US$1.6 billion, including US$49.4 million of bank deposits with original maturity over three months and US$212.0 million of restricted cash, primarily related to Studio City. Total debt, net of deferred financing costs at the end of the second quarter of 2016 was US$3.8 billion.

Capital expenditures for the second quarter of 2016 were US$116.8 million, which predominantly related to various projects at City of Dreams, including the fifth hotel tower development.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the second quarter of 2016. The shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Dividend Declaration

On August 4, 2016, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.0063 per share (equivalent to US$0.0189 per ADS) for the second quarter of 2016 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about Wednesday, August 31, 2016 to our shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, August 16, 2016, being the record date for determination of entitlements to the Quarterly Dividend.

Other Information

We previously reported that, in October 2015, the prosecutor appealed the Taipei District Court’s not guilty judgment in favour of our subsidiary’s Taiwan branch office and its employees. In mid-June 2016, the Taiwan High Court dismissed the prosecutor’s appeal, and affirmed the not guilty verdict in favor of the Taiwan branch office and its employees. Following the Taiwan High Court’s decision, the prosecutor has not filed a further appeal, and we understand that the deadline for such appeal has since lapsed under the relevant local statute.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its second quarter 2016 financial results on Thursday, August 4, 2016 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll/International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1651 0607

Passcode	MPEL

An audio webcast will also be available at http://www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 1612 0166

Conference ID	52173375

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, Corporate and Others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before net gain on disposal of property and equipment to Belle Corporation, pre-opening costs, development costs, property charges and others, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco International Development Limited (“Melco”) and its other major shareholder, Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment. Crown is a top-100 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is the Deputy Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$994,530	$874,460	$2,016,788	$1,885,702
Rooms	64,417	48,451	127,869	93,014
Food and beverage	41,387	29,382	82,371	58,889
Entertainment, retail and others	42,853	24,486	91,055	47,703

Gross revenues	1,143,187	976,779	2,318,083	2,085,308
Less: promotional allowances	(72,789)	(59,991)	(144,118)	(114,268)

Net revenues	1,070,398	916,788	2,173,965	1,971,040

OPERATING COSTS AND EXPENSES
Casino	(696,444)	(624,027)	(1,420,027)	(1,340,821)
Rooms	(7,885)	(4,611)	(16,421)	(9,866)
Food and beverage	(16,422)	(7,684)	(34,495)	(15,685)
Entertainment, retail and others	(25,551)	(18,169)	(54,626)	(33,291)
General and administrative	(103,697)	(88,930)	(214,016)	(182,360)
Payments to the Philippine Parties	(8,249)	(4,137)	(15,409)	(7,273)
Pre-opening costs	(88)	(28,005)	(723)	(69,283)
Development costs	(1)	(1)	(7)	(21)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(5,704)	(16,118)	(11,408)	(32,236)
Depreciation and amortization	(117,674)	(85,290)	(237,645)	(165,567)
Property charges and others	(1,954)	(3,538)	(2,358)	(3,839)

Total operating costs and expenses	(997,979)	(894,820)	(2,035,754)	(1,888,861)

OPERATING INCOME	72,419	21,968	138,211	82,179

NON-OPERATING INCOME (EXPENSES)
Interest income	199	4,714	3,003	6,534
Interest expenses, net of capitalized interest	(58,529)	(23,931)	(111,019)	(50,970)
Other finance costs	(14,065)	(9,910)	(27,903)	(22,292)
Foreign exchange gain, net	2,474	1,665	5,030	2,919
Other income, net	877	533	1,719	1,081
Loss on extinguishment of debt	—	(481)	—	(481)
Costs associated with debt modification	—	(545)	—	(545)

Total non-operating expenses, net	(69,044)	(27,955)	(129,170)	(63,754)

INCOME (LOSS) BEFORE INCOME TAX	3,375	(5,987)	9,041	18,425
INCOME TAX (EXPENSE) CREDIT	(1,416)	196	(2,354)	(378)

NET INCOME (LOSS)	1,959	(5,791)	6,687	18,047
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	28,832	30,045	63,900	66,836

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$30,791	$24,254	$70,587	$84,883

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.020	$0.015	$0.045	$0.053

Diluted	$0.020	$0.015	$0.045	$0.052

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.061	$0.045	$0.135	$0.158

Diluted	$0.060	$0.045	$0.134	$0.156

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,522,898,329	1,617,144,022	1,570,457,116	1,616,590,943

Diluted	1,531,076,031	1,627,148,496	1,578,594,809	1,627,319,469

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30, 2016	December 31, 2015
	(Unaudited)	(Note)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,291,398	$1,611,026
Bank deposits with original maturity over three months	49,357	724,736
Restricted cash	211,979	317,118
Accounts receivable, net	223,732	271,627
Amounts due from affiliated companies	1,421	1,175
Deferred tax assets	—	19
Income tax receivable	—	62
Inventories	33,227	33,074
Prepaid expenses and other current assets	75,589	61,324

Total current assets	1,886,703	3,020,161

PROPERTY AND EQUIPMENT, NET	5,734,096	5,760,229
GAMING SUBCONCESSION, NET	341,938	370,557
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	173,140	192,012
DEFERRED TAX ASSETS	70	83
LAND USE RIGHTS, NET	821,724	833,132

TOTAL ASSETS	$9,043,806	$10,262,309

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$15,191	$15,588
Accrued expenses and other current liabilities	940,329	1,056,850
Income tax payable	3,595	3,487
Capital lease obligations, due within one year	31,217	29,792
Current portion of long-term debt, net	201,163	102,836
Amounts due to affiliated companies	2,544	2,464

Total current liabilities	1,194,039	1,211,017

LONG-TERM DEBT, NET	3,633,381	3,712,396
OTHER LONG-TERM LIABILITIES	100,735	80,962
DEFERRED TAX LIABILITIES	54,912	55,598
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	274,798	270,477

SHAREHOLDERS’ EQUITY
Ordinary shares	14,759	16,309
Treasury shares	(125)	(275)
Additional paid-in capital	2,771,923	3,075,459
Accumulated other comprehensive losses	(21,617)	(21,934)
Retained earnings	493,267	1,270,074

Total Melco Crown Entertainment Limited shareholders’ equity	3,258,207	4,339,633
Noncontrolling interests	527,734	592,226

Total equity	3,785,941	4,931,859

TOTAL LIABILITIES AND EQUITY	$9,043,806	$10,262,309

Note:	The Company adopted the new guidance on simplifying the presentation of debt issuance costs issued by Financial Accounting Standards Board on a retrospective basis. As a result, debt issuance costs of $143,804 related to the Company’s non-current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; debt issuance costs of $3,669 related to the Company’s current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net; and debt issuance costs of $32,335 related to the Company’s revolving credit facilities were reclassified from deferred financing costs, net to long-term prepayments, deposits and other assets in the accompanying condensed consolidated balance sheet as of December 31, 2015.

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Crown Entertainment Limited	$30,791	$24,254	$70,587	$84,883
Net Gain on Disposal of Property and Equipment to Belle Corporation, Net	(5,908)	—	(5,908)	—
Pre-opening Costs, Net	146	15,417	442	41,574
Development Costs, Net	1	1	7	21
Property Charges and Others, Net	1,534	3,538	1,938	3,839
Loss on Extinguishment of Debt, Net	—	481	—	481
Costs Associated with Debt Modification, Net	—	545	—	545

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$26,564	$44,236	$67,066	$131,343

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.017	$0.027	$0.043	$0.081

Diluted	$0.017	$0.027	$0.042	$0.081

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.052	$0.082	$0.128	$0.244

Diluted	$0.052	$0.082	$0.127	$0.242

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,522,898,329	1,617,144,022	1,570,457,116	1,616,590,943

Diluted	1,531,076,031	1,627,148,496	1,578,594,809	1,627,319,469

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

		Three Months Ended June 30, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(4,064)	$1,792	$133,876	$(21,056)	$11,127	$(49,256)	$72,419
Payments to the Philippine Parties	—	—	—	—	8,249	—	8,249
Land Rent to Belle Corporation	—	—	—	—	846	—	846
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	—	(8,134)	—	(8,134)
Pre-opening Costs	—	—	225	(137)	—	—	88
Development Costs	—	—	—	—	—	1	1
Depreciation and Amortization	5,754	3,007	42,982	44,758	23,633	17,554	137,688
Share-based Compensation	52	48	568	318	256	3,505	4,747
Property Charges and Others	—	—	—	682	534	738	1,954

Adjusted EBITDA	1,742	4,847	177,651	24,565	36,511	(27,458)	217,858
Corporate and Others Expenses	—	—	—	—	—	27,458	27,458

Adjusted Property EBITDA	$1,742	$4,847	$177,651	$24,565	$36,511	$—	$245,316

		Three Months Ended June 30, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(1,287)	$3,923	$126,774	$(32,781)	$(21,334)	$(53,327)	$21,968
Payments to the Philippine Parties	—	—	—	—	4,137	—	4,137
Land Rent to Belle Corporation	—	—	—	—	886	—	886
Pre-opening Costs	—	—	18	21,556	1,851	4,580	28,005
Development Costs	—	—	—	—	—	1	1
Depreciation and Amortization	7,726	3,144	51,585	10,899	25,415	16,949	115,718
Share-based Compensation	29	21	606	73	1,681	2,560	4,970
Property Charges and Others	—	—	—	—	—	3,538	3,538

Adjusted EBITDA	6,468	7,088	178,983	(253)	12,636	(25,699)	179,223
Corporate and Others Expenses	—	—	—	—	—	25,699	25,699

Adjusted Property EBITDA	$6,468	$7,088	$178,983	$(253)	$12,636	$—	$204,922

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended
	June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$245,316	$204,922
Corporate and Others Expenses	(27,458)	(25,699)

Adjusted EBITDA	217,858	179,223
Payments to the Philippine Parties	(8,249)	(4,137)
Land Rent to Belle Corporation	(846)	(886)
Net Gain on Disposal of Property and Equipment to Belle Corporation	8,134	—
Pre-opening Costs	(88)	(28,005)
Development Costs	(1)	(1)
Depreciation and Amortization	(137,688)	(115,718)
Share-based Compensation	(4,747)	(4,970)
Property Charges and Others	(1,954)	(3,538)
Interest and Other Non-Operating Expenses, Net	(69,044)	(27,955)
Income Tax (Expense) Credit	(1,416)	196

Net Income (Loss)	1,959	(5,791)
Net Loss Attributable to Noncontrolling Interests	28,832	30,045

Net Income Attributable to Melco Crown Entertainment Limited	$30,791	$24,254

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

		Six Months Ended June 30, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(23,965)	$5,153	$294,438	$(44,385)	$5,690	$(98,720)	$138,211
Payments to the Philippine Parties	—	—	—	—	15,409	—	15,409
Land Rent to Belle Corporation	—	—	—	—	1,686	—	1,686
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	—	(8,134)	—	(8,134)
Pre-opening Costs	—	—	302	421	—	—	723
Development Costs	—	—	—	—	—	7	7
Depreciation and Amortization	11,580	6,086	87,283	89,465	47,908	35,350	277,672
Share-based Compensation	(30)	82	1,041	442	2,031	6,718	10,284
Property Charges and Others	197	—	191	682	534	754	2,358

Adjusted EBITDA	(12,218)	11,321	383,255	46,625	65,124	(55,891)	438,216
Corporate and Others Expenses	—	—	—	—	—	55,891	55,891

Adjusted Property EBITDA	$(12,218)	$11,321	$383,255	$46,625	$65,124	$—	$494,107

		Six Months Ended June 30, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(1,346)	$9,051	$309,493	$(56,499)	$(71,697)	$(106,823)	$82,179
Payments to the Philippine Parties	—	—	—	—	7,273	—	7,273
Land Rent to Belle Corporation	—	—	—	—	1,780	—	1,780
Pre-opening Costs	—	—	379	33,890	28,052	6,962	69,283
Development Costs	—	—	—	—	—	21	21
Depreciation and Amortization	14,588	6,276	103,741	21,792	46,720	33,305	226,422
Share-based Compensation	59	42	868	102	3,384	5,326	9,781
Property Charges and Others	—	—	301	—	—	3,538	3,839

Adjusted EBITDA	13,301	15,369	414,782	(715)	15,512	(57,671)	400,578
Corporate and Others Expenses	—	—	—	—	—	57,671	57,671

Adjusted Property EBITDA	$13,301	$15,369	$414,782	$(715)	$15,512	$—	$458,249

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$494,107	$458,249
Corporate and Others Expenses	(55,891)	(57,671)

Adjusted EBITDA	438,216	400,578
Payments to the Philippine Parties	(15,409)	(7,273)
Land Rent to Belle Corporation	(1,686)	(1,780)
Net Gain on Disposal of Property and Equipment to Belle Corporation	8,134	—
Pre-opening Costs	(723)	(69,283)
Development Costs	(7)	(21)
Depreciation and Amortization	(277,672)	(226,422)
Share-based Compensation	(10,284)	(9,781)
Property Charges and Others	(2,358)	(3,839)
Interest and Other Non-Operating Expenses, Net	(129,170)	(63,754)
Income Tax Expense	(2,354)	(378)

Net Income	6,687	18,047
Net Loss Attributable to Noncontrolling Interests	63,900	66,836

Net Income Attributable to Melco Crown Entertainment Limited	$70,587	$84,883

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Room Statistics:
Altira Macau
Average daily rate(3)	$203	$208	$206	$218
Occupancy per available room	92%	99%	93%	99%
Revenue per available room(4)	$187	$206	$192	$215

City of Dreams
Average daily rate(3)	$200	$198	$198	$202
Occupancy per available room	94%	99%	94%	99%
Revenue per available room(4)	$189	$196	$187	$200

Studio City
Average daily rate(3)	$133	N/A	$135	N/A
Occupancy per available room	96%	N/A	96%	N/A
Revenue per available room(4)	$127	N/A	$129	N/A

City of Dreams Manila
Average daily rate(3)	$167	$215	$162	$219
Occupancy per available room	91%	89%	88%	83%
Revenue per available room(4)	$152	$191	$143	$183

Other Information:
Altira Macau
Average number of table games	126	123	127	122
Average number of gaming machines	62	56	62	58
Table games win per unit per day(5)	$11,918	$17,915	$12,374	$18,682
Gaming machines win per unit per day(6)	$84	$89	$88	85

City of Dreams
Average number of table games	498	496	499	501
Average number of gaming machines	1,053	1,082	1,062	1,173
Table games win per unit per day(5)	$14,667	$15,192	$15,158	$17,117
Gaming machines win per unit per day(6)	$338	$460	$351	$417

Studio City
Average number of table games	245	N/A	246	N/A
Average number of gaming machines	1,073	N/A	1,093	N/A
Table games win per unit per day(5)	$6,059	N/A	$5,809	N/A
Gaming machines win per unit per day(6)	$181	N/A	$164	N/A

City of Dreams Manila
Average number of table games	268	258	273	247
Average number of gaming machines	1,626	1,713	1,641	1,729
Table games win per unit per day(5)	$4,006	$1,773	$3,473	$1,532
Gaming machines win per unit per day(6)	$202	$183	$192	$164

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points